

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTIONI 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2002

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-02979

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Financial Statements and Exhibits

(a) Independent Auditors' Report (beginning on page 1), Financial Statements for the years ended December 31, 2002 and 2001, Supplemental Schedule for the year ended December 31, 2002, Consent of Independent Auditors, Certification of Periodic Financial Report by Chief Executive Officer Pursuant to 18 U.S.C. §1350, and Certification of Periodic Financial Report by Chief Financial Officer Pursuant to 18 U.S.C. §1350 are filed herewith.

The Wells Fargo & Company 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As a result, in lieu of the requirements of Items 1-3 of Form 11-K, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

(b) Exhibits

23	Consent of Independent Auditors (following financial statements on page 30).
99(a)	Certification of Periodic Financial Report by Chief Executive Officer Pursuant to 18 U.S.C. §1350.
99(b)	Certification of Period Financial Report by Chief Financial Officer Pursuant to 18 U.S.C. §1350.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Wells Fargo & Company 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

By: Wells Fargo & Company, as Plan Administrator



Patricia R. Callahan
Executive Vice President
and Director of Human Resources
Wells Fargo & Company

Date: June 25, 2003

Wells Fargo & Company 401(k) Plan

TABLE OF CONTENTS

The following Exhibits are filed as part of this Annual Report:

Exhibit Number	**Description**
23.	Consent of the Independent Auditors
99(a).	Certification of Periodic Financial Report by Chief Executive Officer Pursuant to 18 U.S.C. §1350.
99(b).	Certification of Periodic Financial Report by Chief Financial Officer Pursuant to 18 U.S.C. §1350.

Independent Auditors' Report

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 26, 2003

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Cash	$ 1,395,137	—
Investments not directed by participants (notes 3, 4, and 5):		
ESOP:		
Company common stock	1,327,789,838	1,149,292,071
Company convertible preferred stock	264,187,042	208,966,966
Short-term investments	728,783	997,814
	1,592,705,663	1,359,256,851
Investments directed by participants:		
Separately managed portfolio:		
Wells Fargo Stock Fund	1,585,782,506	1,534,928,264
Stable Value Fund	1,062,354,756	858,053,109
	2,648,137,262	2,392,981,373
Common collective funds	1,163,932,719	1,340,341,022
Mutual funds	1,068,762,012	1,206,133,157
Participant loans	183,342,962	162,588,548
Total investments	6,656,880,618	6,461,300,951
Receivable employer contribution	19,519,415	—
Pending trades due from broker	474,710	638,160
Accrued income	12,477	15,617
Total assets	6,678,282,357	6,461,954,728
Liabilities:		
Notes payable – Wells Fargo & Company (note 10)	(210,393,854)	(155,059,694)
Pending trades due to broker	(1,230,952)	(1,854,391)
Total liabilities	(211,624,806)	(156,914,085)
Net assets available for benefits	$ 6,466,657,551	6,305,040,643

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment income (loss):		
Net depreciation in fair value of investments (note 5)	$ (256,943,534)	(1,009,773,361)
Dividends	53,782,031	33,654,782
Interest	68,562,280	57,520,218
	(134,599,223)	(918,598,361)
Contributions:		
Employer	207,365,221	162,540,368
Participant	345,001,422	284,954,997
	552,366,643	447,495,365
	417,767,420	(471,102,996)
Deductions:		
Benefits paid to participants	(405,463,645)	(409,956,011)
ESOP interest expense	(15,218,743)	(12,393,917)
Administrative expenses	(3,537,026)	(3,311,497)
Total deductions	(424,219,414)	(425,661,425)
Net decrease before transfers from other plans	(6,451,994)	(896,764,421)
Transfers from other plans (note 9)	168,068,902	342,853,540
Net increase (decrease)	161,616,908	(553,910,881)
Net assets available for benefits:		
Beginning of year	6,305,040,643	6,858,951,524
End of year	$ 6,466,657,551	6,305,040,643

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan's provisions.

(a) General

The Plan is an Employee Stock Ownership Plan (ESOP) with a 401(k) feature and was amended in January 1996 to include all plan assets in the ESOP. It is considered a defined contribution plan sponsored by the Company. Effective July 1, 1999, the Plan was amended and restated to reflect the merger of Norwest Corporation and Wells Fargo & Company, to reflect the merger of the Wells Fargo Tax Advantage and Retirement Plan, and to make changes in contribution limits and in the rules for loans, withdrawals and distributions. Subsidiaries of the Company may elect to be participating employers in the Plan and to offer benefits to their employees. Effective January 1, 2002, the Plan was amended to comply with various legislative and regulatory changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become eligible to make before-tax contributions the first day of the month following one calendar month of service and are eligible to receive employer matching contributions the first day of the quarter following the completion of one year of vesting service.

The Plan is administered by the Company and advised by a committee whose members are appointed by the board of directors of the Company (the Employee Benefit Review Committee). The assets of the Plan are held and invested by Wells Fargo Bank of Minnesota, N.A. (the Trustee) which is a wholly owned subsidiary of the Company.

(b) Contributions and Vesting

Each year, eligible participants may make before-tax contributions, subject to certain limitations, from 1% to 25% of their certified compensation as defined by the Plan document. Prior to January 1, 2002, the maximum percentage was 18%. Participants who were also eligible to participate in the Wells Fargo & Company Deferred Compensation Plan could only contribute up to 9% of certified compensation. Effective January 1, 2002, the Plan was amended such that this provision was deleted. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants' certified compensation. Effective January 1, 2002, participants over 50 could make an additional elective pretax contribution each year up to an initial amount of $1,000 annually, increasing incrementally thereafter to $5,000. Such contributions are made on an unmatched basis. Participants are fully vested in employee contributions and generally become vested in employer contributions at 25% per year and are fully vested after four years. There are exceptions to this vesting schedule for employer contributions as defined in the Plan document.

Employer matching contributions are automatically invested in Wells Fargo & Company common stock (the ESOP Fund). Shares of Company stock contributed by the Company may either be authorized but previously unissued shares or shares held by the Company as Treasury shares.

Eligible participants may also elect to roll over distributions from a former employer's qualified retirement plan.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings, net of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ESOP Plan Notes

The Plan, an ESOP, may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company's common or preferred stock. The Plan may also purchase the Company's common stock from sellers other than the Company. During 2002 and 2001, the Plan borrowed money from the Company to buy preferred stock from the Company.

(e) Payment of Benefits and Forfeitures

Distributions are made in a lump sum or, for balances greater than $5,000, in installment payments as elected by the participant after termination of employment. On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, partial lump sum, or as installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the ESOP Fund and/or the Wells Fargo Stock Fund (the Stock Fund) may elect to receive shares of the Company's common stock with the value of fractional shares paid in cash.

While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant with holdings in the ESOP Fund or Stock Fund may request the withdrawal from that Fund be disbursed in the form of common stock.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested fund balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were $3,424,675 and $4,969,329 for the years ended December 31, 2002 and 2001, respectively.

(f) Participant Loans

Two types of loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant's principal residence, and may not exceed 20 years. Participants may obtain two loans per calendar year and may have only one principal residence loan outstanding at any time. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant's outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months; or (2) 50% of the participant's total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is determined quarterly and is set at 2% above the prime rate charged by the Trustee. Repayments on loans are generally made through semimonthly payroll deductions and are immediately allocated back to the appropriate funds based on the participant's investment elections. Loans may be repaid in full at any time.

Upon termination or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the Plan document.

(g) ESOP

The Plan purchases Company preferred stock using the proceeds of borrowings from the Company. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer's matching contribution is allocated to the participants ESOP account (note 3).

(h) Investment Options

Participants may direct the investment of their contributions to the Plan in one or more of 14 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose a fund, the contributions are invested in the Stable Value Fund. Participants may change their deferral percentage or investment direction at any time.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Norwest Corporation Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of this Plan's assets and the Company has elected the financial statement presentation format which presents the Plan's assets as if they were not part of a Master Trust.

As of December 31, 2002, the Trust is composed of the following 14 investment funds: Stable Value Fund, Bond Index Fund, Strategic Income Fund, Moderate Balanced Fund, Growth Balanced Fund, Strategic Growth Allocation Fund (effective February 1, 2002 the Aggressive-Balanced Fund was renamed the Strategic Growth Allocation Fund), Asset Allocation Fund, S&P 500 Index Fund, Diversified Equity Fund, Large Company Growth Fund, Diversified Small Cap Fund, EuroPacific Growth Fund, NASDAQ 100-Index Fund, and Wells Fargo Stock Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 14 funds on behalf of the Plan as well as the ESOP funds.

(c) ***Administrative Expenses***

A portion of the recordkeeping fees and certain other administrative expenses related to third party service providers are paid by the Plan. All other costs and expenses of administering the Plan and Trust are paid by the Company.

(d) ***Investments***

The Plan's investments are stated at fair value except for its investment contracts and security-backed contracts. In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Plans,* the Plan's investments in insurance contracts are valued at contract value (note 2(e)). Investments in mutual funds are valued at fair value based upon quoted market values. Investments in the common collective funds and pooled separate accounts are valued at fair value based upon the quoted market values of the underlying assets. Short-term investments are money market funds which are valued at cost which approximates fair value. Investments in the Company's common stock and Wells Fargo Stock Fund are valued at quoted market values and investments in the Company's convertible preferred stock are valued at appraised value. Participant loans are valued at cost. Securities transactions are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

As of December 31, 2002 and 2001, the Plan owns 3.68% and 3.64%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 218,057 shares and 173,437 shares of convertible preferred stock of the Company with a fair value of $264 million and $209 million as of December 31, 2002 and 2001, respectively. These shares are convertible into additional shares of the Company's common stock based on the fair value of the common stock as of the date of conversion.

On March 27, 2002, the ESOP purchased 238,000 shares of 2002 ESOP cumulative convertible preferred stock from the Company for $255.3 million and issued a note payable to the Company. The shares have a stated value of $1,234 per share, with cumulative dividends payable quarterly at an initial annual rate of 10.50%. The note bears interest at 5.25% and is due in 2012.

On March 12, 2001, the ESOP purchased 192,000 shares of 2001 ESOP cumulative convertible preferred stock from the Company for $206.9 million and issued a note payable to the Company. The shares have a stated value of $1,235 per share, with cumulative dividends payable quarterly at an initial annual rate of 10.50%. The note bears interest at 5.65% and is due in 2011.

(e) ***Investment Contracts and Security-Backed Contracts***

The Plan invests in investment contracts and security-backed contracts, both of which are benefit responsive. Investment contracts, generally referred to as "guaranteed investment contracts," are predominately fixed rate agreements issued by insurance companies and banks authorized to issue such contracts. The issuer of each investment contract undertakes to repay the principal amounts deposited pursuant to the contract plus accrued interest at such fixed, variable, or other rates specified under its terms and to make participant-directed withdrawals as stipulated under the terms of the Plan. A security-backed contract is similar to the investment contracts described above, except that the underlying assets, normally fixed-income securities, are owned by the Plan and a contract value liquidity agreement (wrapper contract) is entered into for a fee with financial institutions to assure contract value liquidity for plan participant-directed withdrawals. The contract rate of the security-backed contract is a function of the relationship between the security-backed contract value and the market value of the underlying assets. The contract rate is reset periodically by the issuer of the security-backed contract and cannot be less than zero. Security-backed contracts are considered either "Active" (underlying investments are actively managed) or "Buy and Hold" (underlying investments are not actively managed).

Wrap agreements include participating or nonparticipating. In a participating wrap agreement, the wrap provider is responsible to cover any amount by which the contract value exceeds the market value of the underlying portfolio. However, actual payment between the parties would only occur after all covered securities have been sold to pay redemption proceeds and there remains a residual contract value liquidity agreement. In a nonparticipating or hybrid wrap agreement, payments may be required between the parties over the life of the contract.

Risks arise upon entering into investment and security-backed contracts including the potential inability of the issuer to meet the terms of the contract, the potential default of the underlying securities, and the potential illiquidity of a secondary market. The credit risk of the issuer is evaluated and monitored by the Plan's investment advisor. In addition, the Plan's policy is to require that each investment contract and the issuer of each contract value liquidity agreement have a least an "A" rating at the time the contracts are entered and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

Investment contracts issued by insurance companies and banks at fixed and variable rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus any unremitted accrued interest. Security-backed contracts are carried at contract value, in the aggregate, which consists of the market value of the underlying securities, accrued interest on the underlying securities, and the fair value of the contract value liquidity agreements, which generally represents the difference between the contract amounts and market values of the underlying securities plus accrued interest. The contract rate resets periodically, normally each quarter or semi-annually. The interest rate range at December 31 and the average yield for the year ended December 31 were 6.19% to 6.90% and 7.90% in 2002, respectively, and 6.62% to 7.04% and 6.10% in 2001, respectively.

(f) ***Securities Purchased on a Forward-Commitment Basis***

Delivery and payment for securities that have been purchased by the Plan on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the Plan's net asset value if the Plan makes such purchases while remaining substantially fully invested. As of December 31, 2002, the Plan entered into outstanding when-issued or other forward commitments of $110,261,659.

In connection with its ability to purchase securities on a forward-commitment basis, the Plan may enter into mortgage dollar rolls in which the Plan sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date. As an inducement to defer settlement, the Plan repurchases a similar security for settlement at a later date at a lower purchase price relative to the current market.

(g) ***Risks and Uncertainties***

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits (note 6).

(h) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(i) ***Reclassification***

Certain prior year amounts have been reclassified to conform with current year's presentation.

(3) ESOP Fund

Amounts in this fund consist of Company common and preferred stock and are not subject to participant investment direction. However, each participant who has attained age 55 has the right to diversify their nondirectable contribution account and can direct all or a portion of their account to any of the other investment options offered under the Plan. Future quarterly match contributions continue to be made to the ESOP fund.

The Company's common and preferred shares were purchased with the proceeds of borrowings from the Company and accordingly represent leveraged shares. These shares are held in an account called the "Unallocated Reserve." The leveraged shares are released from the Unallocated Reserve as the loans are repaid and converted into Company common stock for allocation to participant accounts. The shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the employers' matching contributions credited to participants' ESOP accounts (note 1(g)).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

The Plan provides that dividends received on the Company's common and preferred stock held in the Unallocated Reserve and the portion of the ESOP Fund attributable to the participants' nonvested accounts will be applied to make any required loan payments. To the extent that such dividends are not sufficient to make required loan payments, employer contributions will be applied to make the required payments.

The Company's common stock dividends on the vested portion of the participant's accounts, invested in the Stock Fund and the ESOP Fund, are paid to participants outside the Plan. Effective January 1, 2002, participants may elect to have dividends on Company common stock reinvested in additional shares of Company common stock.

WELLS FARGO & COMPANY 401(k) PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(4) Investments Not Directed by Participants

Information about the net assets available for benefits relating to investments not directed by participants, as of December 31, is presented in the following tables:

	2002		
	Allocated	**Unallocated**	**Total**
Assets:			
Cash	$ —	1,395,137	1,395,137
Investment in common stock at fair value	1,327,789,416	422	1,327,789,838
Investment in convertible preferred stock at appraised fair value	—	264,187,042	264,187,042
Short-term investments	728,783	—	728,783
Total investments	1,328,518,199	264,187,464	1,592,705,663
Accrued income	1,323	6,550	7,873
Receivable employer contribution	—	19,519,415	19,519,415
Total assets	1,328,519,522	285,108,566	1,613,628,088
Liabilities:			
Notes payable	—	210,393,854	210,393,854
Total liabilities	—	210,393,854	210,393,854
Net assets available for benefits	$ 1,328,519,522	74,714,712	1,403,234,234
Wells Fargo & Company common shares:			
Number of shares	28,329,196	9	28,329,205
Cost	$ 776,872,557	424	776,872,981
Fair value	1,327,789,416	422	1,327,789,838
Wells Fargo & Company convertible preferred shares:			
Number of shares	—	218,057	218,057
Cost	$ —	233,017,213	233,017,213
Estimated fair value	—	264,187,042	264,187,042

(Continued)

	2001		
	Allocated	**Unallocated**	**Total**
Assets:			
Investment in common stock at fair value	$ 1,148,762,389	529,682	1,149,292,071
Investment in convertible preferred stock at appraised fair value	—	208,966,966	208,966,966
Short-term investments	997,814	—	997,814
Total investments	1,149,760,203	209,496,648	1,359,256,851
Accrued income	1,293	7,305	8,598
Total assets	1,149,761,496	209,503,953	1,359,265,449
Liabilities:			
Notes payable	—	155,059,694	155,059,694
Total liabilities	—	155,059,694	155,059,694
Net assets available for benefits	$ 1,149,761,496	54,444,259	1,204,205,755
Wells Fargo & Company common shares:			
Number of shares	26,426,556	12,185	26,438,741
Cost	$ 597,609,857	143,630	597,753,487
Fair value	1,148,762,389	529,682	1,149,292,071
Wells Fargo & Company convertible preferred shares:			
Number of shares	—	173,437	173,437
Cost	$ —	184,761,188	184,761,188
Estimated fair value	—	208,966,966	208,966,966

Information about the significant components of the changes in net assets relating to investments not directed by participants was as follows as of December 31:

	2002		
	Allocated	Unallocated	Total
Contributions	$ 4,110,652	203,254,568	207,365,220
Withdrawals	(88,010,494)	—	(88,010,494)
Net appreciation (depreciation)	91,493,315	(9,637,704)	81,855,611
Dividend income	8,977,842	23,815,632	32,793,474
Interest income	12,933	29,993	42,926
Administrative expenses	(723,123)	—	(723,123)
Notes payable interest expense	—	(15,218,743)	(15,218,743)
Release of common stock, 4,015,818 shares	190,951,137	(190,951,137)	—
Transfer (to) from other funds	(28,054,236)	8,977,844	(19,076,392)
Increase in net assets	178,758,026	20,270,453	199,028,479
Net assets:			
Beginning of year	1,149,761,496	54,444,259	1,204,205,755
End of year	$ 1,328,519,522	74,714,712	1,403,234,234

	2001		
	Allocated	Unallocated	Total
Contributions	$ 245	162,540,228	162,540,473
Withdrawals	(77,294,041)	—	(77,294,041)
Net depreciation	(315,180,942)	(10,405,557)	(325,586,499)
Dividend income	519,039	19,949,941	20,468,980
Interest income	31,665	53,452	85,117
Administrative expenses	(630,897)	—	(630,897)
Notes payable interest expense	—	(12,393,917)	(12,393,917)
Release of common stock, 3,215,894 shares	151,015,731	(151,015,731)	—
Transfer to other funds	(8,670,743)	—	(8,670,743)
Plan mergers	47,917,279	—	47,917,279
(Decrease) increase in net assets	(202,292,664)	8,728,416	(193,564,248)
Net assets:			
Beginning of year	1,352,054,160	45,715,843	1,397,770,003
End of year	$ 1,149,761,496	54,444,259	1,204,205,755

(5) Investments

The following represents the Plan's investments as of December 31, 2002 and 2001. Individual investments which represent 5% of net assets are separately identified (†):

	2002	2001
Assets:		
ESOP:		
Company common stock†*	$ 1,327,789,838	1,149,292,071
Company convertible preferred stock*	264,187,042	208,966,966
Short-term investments*	728,783	997,814
Total ESOP	1,592,705,663	1,359,256,851
Separately managed portfolio*:		
Wells Fargo Stock Fund†:		
Short-term investment fund	4,247,955	4,000,109
Wells Fargo & Co. common stock	1,581,534,551	1,530,928,155
	1,585,782,506	1,534,928,264
Stable Value Fund†:		
Investment contracts	161,057,841	167,808,886
Security-backed contracts:		
Underlying securities of security-backed contracts	879,861,341	666,020,214
Accrued interest receivable	34,002,828	26,025,351
Contract value liquidity agreement	(60,029,814)	(15,521,189)
Cash	20,827	—
Receivable for securities sold	238,443	—
Payable for securities purchased	(110,261,659)	(103,873,405)
Pending trades	812,800	1,260,052
Total security-backed contracts	744,644,766	573,911,023
Pooled separate account	866,625	824,403
Wells Fargo Stable Return Fund for EBT*	155,785,524	115,508,797
Total Stable Value Fund	1,062,354,756	858,053,109
Total separately managed portfolio	2,648,137,262	2,392,981,373
Common collective funds*:		
S&P 500 Index Fund†	569,426,829	731,060,662
Asset Allocation Fund†	314,753,156	411,126,758
Bond Index Fund	247,701,660	174,217,209
NASDAQ 100-Index Fund	32,051,074	23,936,393
Total common collective funds	1,163,932,719	1,340,341,022

	2002	2001
Mutual funds*:		
Diversified Equity Fund	244,334,349	307,812,772
Large Company Growth Fund†	206,815,510	273,865,638
EuroPacific Growth Fund	133,086,216	135,496,727
Strategic Income Fund	102,631,273	108,509,513
Growth Balanced Fund	127,878,803	144,178,380
Strategic Growth Allocation Fund	55,802,865	67,617,018
Moderate Balanced Fund	73,726,620	69,366,269
Diversified Small Cap Fund	124,486,376	99,286,840
Total mutual funds	1,068,762,012	1,206,133,157
Participant loans*	183,342,962	162,588,548
Total investments	$ 6,656,880,618	6,461,300,951

* Represents party-in-interest (note 7)

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $256,943,534 and $1,009,773,361, respectively, as summarized below:

	2002	2001
Net appreciation (depreciation) in fair value of investments:		
ESOP:		
Company common stock	$ 91,472,440	(315,624,596)
Company convertible preferred stock	(9,616,828)	(9,961,903)
Wells Fargo Stock Fund	127,231,810	(423,060,470)
Stable Value Fund:		
Pooled separate account	42,185	33,898
Wells Fargo Stable Return Fund for EBT	10,093,507	11,625,407
	10,135,692	11,659,305
Common collective funds	(214,370,219)	(120,914,971)
Mutual funds	(261,796,429)	(151,870,726)
	$ (256,943,534)	(1,009,773,361)

(6) Concentration of Investments

The Plan's investment in shares of Wells Fargo & Company common and preferred stock aggregate 47.51% and 44.77% of total assets as of December 31, 2002 and 2001, respectively. Wells Fargo & Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America.

(7) Related Party Transactions

The Plan investments in certain funds managed by Wells Fargo Bank of Minnesota, N.A., the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code.

During 2002 and 2001, the Plan purchased Company preferred stock for the ESOP from the Company (note 1(d)), and allowed participants to invest in the Stock Fund which holds Company stock.

(8) Federal Income Taxes

On May 4, 1999, the IRS issued a determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and that the trust created thereunder is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. Effective January 1, 2002, the Plan was amended to comply with various legislative and regulatory changes. The amended plan was submitted to the IRS for a new determination letter on February 28, 2002. The IRS has not yet issued a new determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(9) Plan Mergers

The following plans have merged into the Plan during the years ended December 31, 2002 and 2001:

Effective date	Plan name	Amount
	2002	
January 1, 2002	Acordia 401(k) Long Term Savings Investment Plan	$ 134,099,461
January 1, 2002	H&R Phillips, Inc. 401(k) Plan	275,874
February 28, 2002	Bank of Santa Fe Retirement Savings Plan	2,715,770
May 1, 2002	Marquette Bancshares, Inc. Retirement Savings Plan	28,170,332
June 1, 2002	First National Bank of Amarillo 401(k) Plan	989,121
July 1, 2002	Insurance Risk Managers, Ltd. 401(k) Plan	1,818,344
		$ 168,068,902
	2001	
January 1, 2001	First Security Incentive Savings Plan	$ 245,587,471
January 1, 2001	Buffalo National Bank Profit Sharing Plan	2,913,816
March 1, 2001	Paragon Capitol LLC 401(k) Profit Sharing Plan	325,259
April 1, 2001	SCI Financial Group, Inc. ET AL Savings and Retirement Plan	7,377,071
April 1, 2001	SCI Financial Group, Inc. salary Reduction Stock Ownership Plan	1,933,932
April 1, 2001	First Commerce Profit-Sharing and Thrift Plan and Trust	39,295,092
May 1, 2001	Marine National Bank 401(k) Plan	881,818
May 1, 2001	Comstock Bank 401(k) Plan	762,026
May 1, 2001	Nevada Banking Company 401(k) Plan	373,495
June 1, 2001	California State Bank 401(k) Plan	2,770,115
June 1, 2001	Brenton Bank, Inc. Employees' Retirement Plan	35,063,495
August 1, 2001	H.D. Vest, Inc. Salary Savings Plan	5,540,911
	Other	29,039
		$ 342,853,540

(10) Notes Payable

Notes payable as of December 31 were:

	2002	2001
6.00% ESOP Debt for First Valley, due March 2002	$ —	36,208
6.12% 1994 ESOP Convertible Preferred Stock Note, due March 2004	—	1,032,060
7.40% 1995 ESOP Convertible Preferred Stock Note, due March 2005	3,164,720	5,764,720
5.86% 1996 ESOP Convertible Preferred Stock Note, due February 2006	5,623,280	8,015,280
6.50% 1997 ESOP Convertible Preferred Stock Note, due February 2007	6,111,037	7,879,036
5.97% ESOP Convertible Preferred Stock Note, due February 2008	5,489,234	6,620,480
5.68% ESOP Convertible Preferred Stock Note, due March 2009	14,081,430	16,562,880
7.24% ESOP Convertible Preferred Stock Note, due March 2010	37,000,230	42,559,530
5.65% ESOP Convertible Preferred Stock Note, due March 2011	49,700,765	66,589,500
5.25% ESOP Convertible Preferred Stock Note, due March 2012	89,223,158	—
	$ 210,393,854	155,059,694

Maturities of notes payable are as follows:

Year ending December 31:	
2003	$ 26,653,186
2004	29,848,741
2005	27,191,398
2006	24,706,286
2007	24,066,284
Thereafter	77,927,959
	$ 210,393,854

The notes represent exempt loans to the Plan from the Plan sponsor, a participating employer in the Plan. The notes may be repaid in monthly installments through March 31, 2012. The estimated fair market value of the notes as of December 31, 2002 and 2001 was approximately $210 million and $155 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(11) Plan Termination

The Company reserves the right to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100% vested in their accounts.

(12) Subsequent Events

(a) *Plan Mergers*

The following plan was merged into the Plan subsequent to year end:

Effective date	Plan name	Amount
January 1, 2003	Nelson Capital Management, Inc. Salary Deferral Savings Plan	$ 2,100,000 (approximately)

(b) *Purchase of Company Stock*

Subsequent to year end, the Plan purchased 260,200 shares of Company preferred stock from the Company for $278.8 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 3.50% and is due in 2013.

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
*	Participant loans	61,600 Participant loans, interest rates ranging from 4.75% to 12.28%, maturing at various dates through March 31, 2011	N/A	N/A	$ 183,342,962
*	Wells Fargo Asset Allocation Fund	Common Collective Fund	12,022,657	(1)	314,753,156
*	Wells Fargo Bond Index Fund	Common Collective Fund	11,222,845	(1)	247,701,660
*	Wells Fargo S&P 500 Index Fund	Common Collective Fund	21,789,070	(1)	569,426,829
*	Wells Fargo NASDAQ 100-Index Fund	Common Collective Fund	5,978,005	(1)	32,051,074
*	Wells Fargo Large Company Growth Fund	Mutual Fund	5,791,529	(1)	206,815,510
*	Wells Fargo Strategic Income Fund	Mutual Fund	5,645,285	(1)	102,631,273
*	Wells Fargo Diversified Equity Fund	Mutual Fund	7,891,936	(1)	244,334,349
*	Wells Fargo Moderate Balanced Fund	Mutual Fund	3,800,341	(1)	73,726,620
*	Wells Fargo Growth Balanced Fund	Mutual Fund	5,448,607	(1)	127,878,803
*	Wells Fargo Strategic Growth Allocation Fund	Mutual Fund	5,350,227	(1)	55,802,865
*	Wells Fargo Diversified Small Cap Fund	Mutual Fund	13,831,820	(1)	124,486,376
	The America Funds Group EuroPacific Growth Fund	Mutual Fund	5,793,914	(1)	133,086,216
*	Wells Fargo Stable Value Fund:				
	Insurance Contracts:				
	Allstate Life	6.83%, due 1/2/2004	7,500,000	(1)	9,453,779
	AUSA Life	Variable rate, due 6/30/2003	7,500,000	(1)	9,203,257
	John Hancock	6.67%, due 10/2/2003	7,500,000	(1)	9,404,258
	Hartford Life	6.90%, due 1/4/2005	7,500,000	(1)	9,475,504
	Hartford Life	6.19%, due 1/12/2006	7,500,000	(1)	8,441,943
	Jackson National Life	6.75%, due 10/2/2004	7,500,000	(1)	9,428,996
	Mass Mutual Life	6.70%, due 8/5/2003	7,500,000	(1)	9,356,834
	Monumental Life	6.86%, due 7/26/2004	7,500,000	(1)	9,421,891
	New York Life	6.68%, due 10/2/2003	7,500,000	(1)	9,407,348
	Pacific Life	6.76%, due 4/2/2004	7,500,000	(1)	9,432,091
	Principal Life	6.74%, due 1/6/2004	7,500,000	(1)	9,419,166
	Principal Life	6.38%, due 12/20/2005	7,500,000	(1)	8,465,983
	Protective Life	6.71%, due 5/28/2003	7,500,000	(1)	9,373,159
	Prudential Life	6.87%, due 7/2/2004	10,000,000	(1)	12,621,586
	Security Life of Denver	6.62%, due 7/14/2003	7,500,000	(1)	9,372,347
	SunAmerica life	6.63%, due 10/27/2004	7,500,000	(1)	9,350,702
	Travelers Life	6.75%, due 4/2/2004	7,500,000	(1)	9,428,997
	Total insurance contracts				161,057,841

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Security-Backed Contracts:				
AIG Financial Products	Buy&Hold, variable rate, due 7/31/2005 (contract value: $77,316,252)		(1)	
Bank of America	Buy&Hold, variable rate, due 7/31/2005 (contract value: $83,150,581)		(1)	
Union Bank of Switzerland	Buy&Hold, variable rate, due 7/31/2005 (contract value: $84,921,317)		(1)	
Rabobank Nederland	Buy&Hold, variable rate, due 7/31/2005 (contract value: $35,144,344)		(1)	
Wells Fargo STIF Fund	Money market fund	2,936,327		$ 2,936,327
Ensco Offshore Incorporated	6.36%, due 12/1/2015, $2,600,021 par			2,821,439
FHLMC	Pool W10002, 6.775%, due 11/1/2003, $629,041 par			652,246
FHLMC	Pool W20002, 6.775%, due 11/1/2003, $967,089 par			972,832
FHLMC	Pool 786792, Adj %, due 12/1/2029, $2,603389 par			2,709,769
FHLMC	2371 GC, 5 1/2 %, due 12/15/2006, $2,005,000 par			2,110,142
FHLMC	2081-PC, 6 1/4%, due 10/15/2026, $3,000,000 par			3,097,860
FHLMC	2132 QB, 5 3/4%, due 2/15/2006, $9,363,000 par			9,463,933
FHLMC	2182 PD, 6%, due 4/15/2006, $6,000,000 par			6,027,060
FNMA	1992-20 PZ, 7 1/2%, due 2/25/2007, $2,252,489 par			2,397,548
FNMA	1993-69 Z, 6%, due 1/25/2007, $3,615,362 par			3,664,132
FNMA	1999-51 PD, 6%, due 9/25/2004, $6,799,600 par			6,890,103
FNMA	1999-33 PB, 6%, due 10/25/2005, $4,297,114 par			4,387,954
FNMA	Pool 73311, 6.29%, due 1/1/2006, $2,569,831 par			2,779,943
FNMA	Pool 160095, 7.66%, due 3/1/2004, $1,548,881 par			1,559,355
FNMA	Pool 375470, 6.67%, due 11/1/2004, $8,526,902 par			8,990,099
FNMA	Pool 381958, 6.94%, due 9/1/2006, $6,971,672 par			7,742,076
FNMA	Pool 385320, 5.68%, due 7/1/2012, $9,953,568 par			10,594,329
FNMA	Pool 489814, Adj %, due 6/1/2004, $2,885,191 par			3,001,447
FNMA	2002-59 UB, 5 1/2%, due 1/25/2010, $12,000,000 par			12,630,360
FNMA	2002-W12 AF6, 4.566%, due 12/25/2032, $10,000,000 par			10,000,000
FHLMC	2481 MJ, 5 1/2%, due 2/15/2007, $39,079,000 par			40,843,026
FHLMC	2502 LB, 5 1/2%, due 10/15/2007, $32,000,000 par			33,470,080
GNMA	Pool 450802, 6.63%, due 9/15/2040, $4,947,967 par			5,467,113
GNMA	Pool 488200, 6 1/2%, due 10/15/2040, $5,114,270 par			5,715,242
GNMA	2002-41 PH, 5 3/4%, due 7/20/2007, $6,000,000 par			6,270,360
Small Business Investment Cos.	2001-P10B 1, 6.344%, due 8/10/2011, $4,892,896 par			5,324,083
Small Business Investment Cos.	2002-P10A 1, 6.03%, due 2/10/2012, $8,838,988 par			9,369,326
Loyola University of Chicagc	7.35%, due 8/24/2004, $4,000,000 par			4,310,800
Bank of America Mtg Securities	2001-C A4, 6.097%, due 6/25/2031, $3,460,853 par			3,530,174
Bank One Corporation	7 5/8%, due 8/1/2005, $2,000,000 par			2,253,462
Bank of America Corp.	7 1/8%, due 3/1/2009, $2,000,000 par			2,321,428
Chase Credit Card Master Trust	1999-3 A, 6.66%, due 9/15/2004, $3,200,000 par			3,455,776
Daimler Chrysler NA Holding	6.9%, due 9/1/2004, $1,000,000 par			1,066,400

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
EQCC Home Equity Loan Trust	1999-1 A6F, 6.1959%, due 3/20/2021, $4,388,872 par			$ 4,684,242
Farmers Insurance Exchange	144a, 8 1/2%, due 8/1/2004, $5,000,000 par			4,956,600
Federal Express	97-B, 7.52%, due 1/15/2018, $1,819,885 par			2,067,152
First Union Corp	6 5/8%, due 6/15/2004, $2,000,000 par			2,126,436
First Union – Lehm Br Com Mort	1997-C1 A2, 7.3%, due 9/18/2006, $4,273,628 par			4,611,843
First USA Credit Card Master Tr	1998-9A, 5.28%, due 1/18/2004, $7,428,000 par			7,711,452
Ford Motor Credit	7 3/8%, due 10/28/2009, $5,000,000 par			4,954,310
Lincoln National Corporation	7 1/4%, due 5/15/2005, $500,000 par			547,300
Premier Auto Trust	1999-3 A4, 6.43%, due 2/8/2003, $2,092,400 par			2,114,642
ING Groep NV	8%, due 10/30/2006, $2,000,000 par			2,285,704
Residential Asset Sec Corp	2001-KS1 AI6, 6.349%, due 2/25/2019, $3,000,000 par			3,207,360
Residential Asset Sec Corp	2002-KS2 AI5, 6.779%, due 7/25/2014, $5,350,000 par			5,485,141
Sprint Capital Corporation	7 1/8%, due 1/30/2006, $500,000 par			495,000
Standard Credit Card Master Tr	1995-9A, 6.55%, due 10/7/2005, $4,230,000 par			4,678,634
Time Warner Incorporated	7 3/4%, due 6/15/2005, $1,200,000 par			1,278,552
US Bank NA Minnesota	6 3/8%, due 8/1/2011, $900,000 par			1,009,399
Union Pacific Corporation	7.6%, due 5/1/2005, $1,335,000 par			1,485,838
Qwest Corporation	5 5/8%, due 11/15/2008, $1,500,000 par			1,275,000
Verizon Global Funding Corp	6 3/4%, due 12/1/2005, $1,500,000 par			1,657,361
Washington Mutual	2002-AR4 A8, Adj %, due 11/25/2006, $2,500,000 par			2,534,125
Total securities				287,992,315
Accrued interest receivable				16,648,649
Receivable for securities sold				238,443
Contract value liquidity agreements				(24,346,913)
Total contract value				280,532,494
J.P. Morgan:	Managed, variable rate, due 3/31/2007 (contract value: $165,418,762)		(1)	
Wells Fargo Bank, N.A.	Wells Fargo Short Term Investment Fund	7,911,155		7,911,155
United States Treasury	7.25%, due 5/15/2016, $4,250,000 par			5,442,656
United States Treasury	6.75%, due 8/15/2026, $50,000 par			62,563
United States Treasury	Inflation Adjusted 3.38%, due 4/15/2032, $2,500,000 par			2,946,129
United States Treasury	Inflation Adjusted 3.88%, due 1/15/2009, $900,000 par			1,109,049
United States Treasury	Inflation Indexed 3.50%, due 1/15/2011, $600,000 par			686,141
FNMA	FNCI 5.0 01/21/03 5%, due 1/1/2018, $5,000,000 par			5,120,310
FHLMC	Pool W10002 6.775%, due 11/1/2003, $125,808 par			130,449
FHLMC	Pool C00785 6.50%, due 6/1/2029, $777,901 par			810,751
FHLMC	2348 PB 6%, due 9/15/2006, $1,500,000 par			1,531,650
FHLMC	2360 PE 6%, due 11/15/2008, 5,000,000 par			5,256,200
FHLMC	2416 PE 6%, due 10/15/2015, $1,000,000 par			1,057,540
FHLMC	2416 PF 6%, due 8/15/2009. $1,000,000 par			1,052,430
FHLMC	2371 GC 5.50%, due 12/15/2006, $1,000,000 par			1,052,440

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
FHLMC	2430 GB 6.50%, due 9/15/2009, $1,500,000 par			$ 1,549,725
FHLMC	2439 LG 6%, due 2/15/2016, $1,500,000 par			1,568,925
FHLMC	1675 KZ 6.50%, due 11/15/2023, $1,152,386 par			1,222,831
FHLMC	37 H 6%, due 2/17/2008, $1,750,000 par			1,840,650
FHLMC	T-20 A6 7.49%, due 7/25/2007, $1,212,204 par			1,327,617
FHLMC	2218 B 6%, due 10/15/2013, $1,000,000 par			1,032,750
FHLMC	2358 PB 6%, due 9/25/2031, $1,500,000 par			1,565,490
FHLMC	2363 PD 6%, due 5/15/2008, $3,551,000 par			3,709,836
FNMA	2000-M1 B 6.12%, due 8/25/2011, $1,000,000 par			1,088,560
FNMA	1994-30 M 6.50%, due 12/25/2008, $411,530 par			420,822
FNMA	7.25%, due 5/15/2030, $1,000,000 par			1,257,812
FNMA	Pool 323881 6%, due 7/1/2029, $2,089,489 par			2,168,633
FNMA	Pool 383017 6.49%, due 1/1/2008, $491,476 par			543,849
FNMA	Pool 383652 6.2%, due 6/1/2006, $1,477,702 par			1,593,147
FNMA	Pool 384166 6.52%, due 9/1/2016, $2,075,666 par			2,272,207
FNMA	Pool 384179 6.83%, due 9/1/2031, $853,373 par			934,177
FNMA	Pool 384424 6.15%, due 11/1/2016, $1,361,966 par			1,470,072
FNMA	Pool 384781 5.95%, due 3/1/2012, $993,100 par			1,076,272
FNMA	Pool 385303 5.79%, due 7/1/2012, $2,438,784 par			2,599,592
FNMA	Pool 535475 6%, due 3/1/2029, $2,391,965 par			2,482,566
FNMA	Pool 535476 6.50%, due 7/1/2029, $2,080,029 par			2,169,220
FNMA	Pool 535478 6%, due 11/1/2014. $1,094,898 par			1,150,466
FNMA	Pool 557072 Adj %, due 6/1/2040, $371,847 par			377,958
FNMA	2002-T12 A3 7.50%, due 8/25/2029, $2,754,264 par			2,989,668
FNMA	2002-W6 1A5 6.25%, due 9/25/2008, $2,500,000 par			2,655,860
FNMA	2002-W10 A6 7.50%, due 2/25/2029, $953,037 par			1,034,492
FNMA	2002-90 A2 6.50%, due 11/1/2042, $1,500,000 par			1,619,205
FHLMC	2450 PB 6%, due 9/15/2007, $1,500,000 par			1,566,510
FHLMC	2500 GE 5.50%, due 6/15/2017, $3,500,000 par			3,653,580
GNMA	Pool 448736 7.68%, due 6/15/2042, $441,535 par			524,234
GNMA	Pool 525459 7.25%, due 1/15/2004, $908,591 par			1,049,241
GNMA	Pool 525830 7.6%, due 12/15/2041, $398,485 par			470,690
GNMA	Pool 531964 7.72%, due 12/29/2040, $284,058 par			338,029
GNMA	Pool 531435 7%, due 3/15/2003, $676,125 par			768,010
GNMA	Pool 531837 7.7%, due 4/15/2042, $527,405 par			626,557
GNMA	Pool 533857 7.35%, due 1/15/2003, $668,914 par			777,479
GNMA	Pool 543648 7.25%, due 4/15/2042, $299,189 par			345,503
GNMA	Pool 781210 6.50%, due 9/15/2029, $4,248,107 par			4,465,079
Dept. of Housing & Urban Devl.	2001-A 6%, due 8/1/2012, $4,000,000 par			4,510,000
Vendee Mortgage Trust	2000-1 2G 7.25%, due 6/15/2009, $1,049,000 par			1,145,539
Temporary Deal	LB26 A3B 5.50%, due 3/25/2009, $4,000,000 par			4,168,752
GNMA	Project TBA 7.72%, Oct 30 Years, $15,942 par			18,971
GNMA	Project TBA 7.25%, Oct 30 Years, $91,409 par			105,559

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
GNMA	Project TBA 7%, Dec 30 Years, $73,875 par			$ 83,915
GNMA	Project TBA 7.35%, Dec 30 Years, $31,086 par			36,131
Arkansas State	6.2%, due 7/1/2010, $700,000 par			789,607
Hudson County, New Jersey	6.09%, due 9/1/2005, $375,000 par			399,754
La Crosse, WI	5.50%, due 12/1/2013, $1,100,000 par			1,148,180
Loyola University of Chicagc	7.35%, due 8/24/2004, $600,000 par			646,620
Manchester, NH	5.46%, due 6/1/2011, $500,000 par			535,725
Minneapolis, MN	5.8%, due 2/1/2018, $800,000 par			832,912
Mpls St. Paul MN Met Airport	6%, due 1/1/2011, $250,000 par			277,620
Oregon State	Alt Energy Proj Series D 5.8%, due 1/1/2004, $220,000 par			228,452
Oregon State	Alt Energy Proj Series F 5.5%, due 10/1/2011, $700,000 par			757,274
Stratford, CT	(FGIC) 6.28%, due 2/15/2009, $500,000 par			566,820
Toll Road Inv Part II	1999 B (MBIA) (144a) due 2/15/2015 At Mat, $750,000 par			403,961
AARP	(144a) 7.5%, due 5/1/2031, $645,000 par			762,011
Aig SunAmerica Global Finance	(144a) 5.1%, due 1/17/2007, $500,000 par			535,215
Alcoa Incorporated	7.38%, due 8/1/2010, $500,000 par			591,028
Allstate Financial Global	(144a) 6.5%, due 6/14/2011, $750,000 par			840,710
American Home Products	6.7%, due 3/15/2011, $400,000 par			445,780
Amsouth Bancorp	6.13%, due 3/1/2009, $455,000 par			493,950
Anadarko Petroleum	5%, due 10/1/2012, $550,000 par			556,718
AON Corp	6.9%, due 7/1/2004, $450,000 par			469,485
Applied Material	7%, due 9/6/2005, $600,000 par			660,000
Aramark Corporation	6.75%, due 8/1/2004, $500,000 par			523,650
Ashland Incorporated	7.83%, due 8/15/2005, $575,000 par			606,782
Asset Securitization Corp.	7.42%, due 4/14/2027, $1,000,000 par			1,088,750
Associated Banc-Corp	6.75%, due 8/15/2011, $800,000 par			889,018
Athena Neuro Financial LLC	7.25%, due 2/21/2008, $450,000 par			245,250
Branch Banking & Trust Corp.	7.25%, due 6/15/2007, $350,000 par			404,044
Branch Banking & Trust Corp.	6.5%, due 8/1/2011, $725,000 par			818,836
Bank of America Mtg Securities	2001-E B1 Adj %, due 8/25/2031, $461,981 par			469,055
Bank of America Mtg Securities	2001-C B1 Adj %, due 6/25/2031, $302,909 par			306,316
Bank One Corporation	7.63%, due 8/1/2005, $500,000 par			563,366
Bank of America Corp.	7.13%, due 3/1/2009, $1,000,000 par			1,160,714
BankAmerica Manf Housing Contr	1997-1 A8 6.725%, due 7/10/2006, $500,000 par			535,050
Countrywide Funding Corp.	1993-E A6 Adj %, due 2/1/2012, $693,573 par			709,817
Countrywide Funding Corp.	1994-2 All 6.5%, due 10/25/2005, $706,000 par			718,221
Countrywide Home Loans	2001-23 6A1 Adj %, due 10/1/2031, $458,100 par			458,723
Campbell Soup Company	Flt %, due 10/18/2003, $450,000 par			451,151
Cargill Incorporated	(144a) 6.38%, due 6/1/2012, $400,000 par			447,845
Chase Credit Card Master Trust	2001-3 C Flt %, due 6/15/2004, $750,000 par			750,015
Chase Capital VI	Flt %, due 8/1/2028, $705,000 par			599,612
Cintas Corporation Number 2	6% due, 6/1/2012, $275,000 par			303,444
Citibank Credit Card Iss Trust	2001-C3 C3 6.65%, due 5/15/2006, $560,000 par			604,190

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
City National Bank	6.75%, due 9/1/2011, $650,000 par			$ 721,045
Clear Channel Communications	7.88%, due 6/15/2005, $400,000 par			437,927
Coastal Corporation	9.75%, due 8/1/2003, $500,000 par			480,000
Coastal Corporation	6.5%, due 5/15/2006, $250,000 par			202,500
Columbia Gas Systems	7.05%, due 11/28/2007, $280,000 par			286,681
Conagra Incorporated	7.78%, due 9/15/2010, $500,000 par			604,660
Conoco Incorporated	6.35%, due 4/15/2009, $500,000 par			561,632
Continental Airlines, Inc.	1997-4 C 6.8%, due 1/2/2009, $499,632 par			305,905
Continental Airlines, Inc.	2001-1 C 7.033%, due 6/15/2011, $463,864 par			324,705
Cox Enterprises Incorporated	8%, due 2/15/2007, $500,000 par			562,150
Phelps Dodge Corporation	6.625%, due 2/15/2007, $350,000 par			353,391
Daimler Chrysler NA Holding	7.75%, due 1/18/2011, $600,000 par			685,443
Delta Air Lines	2002-1 C 7.779%, due 1/2/2012, $500,000 par			390,000
Dial Corporation	7%, due 8/15/2006, $350,000 par			386,138
Dominion Resources Inc.	Flt %, due 7/2/2003, $700,000 par			700,379
Duke Energy Field Services	7.88%, due 8/16/2010, $400,000 par			429,690
EQCC Home Equity Loan Trust	1999-2 A6F 6.685%, due 8/25/2018, $2,059,089 par			2,210,288
Equifax Incorporated	(144a) 4.95%, due 11/1/2007, $500,000 par			518,750
Equitable Life	144a 6.95%, due 12/1/2005, $500,000 par			543,809
Federal Express	97-B 7.52%, due 1/15/2018, $272,983 par			310,073
First Massachusetts Bank	7.63%, due 6/15/2011, $400,000 par			474,080
First Union National Bank	7.8%, due 8/18/2010, $900,000 par			1,086,527
US Bancorp	7.13%, due 12/1/2009, $900,000 par			1,063,689
Ford Motor Credit	7.38%, due 10/28/2009, $650,000 par			644,060
Fort James Corporation	6.7%, due 11/15/2003, $350,000 par			344,750
General Electric Capital Corp.	4.25%, due 1/15/2008, $600,000 par			615,332
General Mills Incorporated	6%, due 2/15/2012, $500,000 par			543,822
General Motors Acceptance Corp.	5.85%, due 1/14/2009, $425,000 par			408,336
Golden Funding Corporation	(144a) Flt %, due 6/21/2004, $650,000 par			651,994
Green Tree Financial Corp.	1999-C M2 8.36%, due 7/15/2029, $600,000 par			640,968
Green Tree Financial Corp.	1997-7 A8 6.86%, due 7/15/2029, $769,541 par			785,478
John Hancock Global Funding	144a 7.9%, due 7/2/2010, $500,000 par			586,550
Honeywell International	6.13%, due 11/1/2011, $750,000 par			814,533
Household Consumer Loan Trust	1997-2 A1 Flt %, due 6/15/2004, $597,190 par			597,149
Housing Securities Inc.	1995-B A1A (FSA) Adj %, due 4/25/2022, $200,485 par			200,435
International Paper Company	6.75%, due 9/1/2011, $400,000 par			445,084
JP Morgan Chase & Company	6.75%, due 2/1/2011, $175,000 par			191,293
Kellogg Company	6%, due 4/1/2006, $200,000 par			216,787
Stanford University	6.16%, due 4/30/2011, $650,000 par			727,641
Lincoln National Corporation	6.2%, due 12/15/2011, $450,000 par			479,893



WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Long Beach Mortgage Ln Trust	2002-1 6.46%, due 5/25/2032, $1,250,000 par			$ 1,311,329
Manufacturers & Traders Trust	8%, due 10/1/2010, $650,000 par			779,740
Marathon Oil Corporation	6.13%, due 3/15/2012, $500,000 par			533,034
Markel Corporation	7.2%, due 8/15/2007, $225,000 par			233,570
Marriott International	6.88%, due 11/15/2005, $400,000 par			430,438
Mass Institute of Technology	7.13%, due 11/2/2026, $250,000 par			292,815
Mass Mutual Life	(144a) 7.63%, due 11/15/2023, $600,000 par			673,610
Maytag Corporation	6.88%, due 12/1/2006, $250,000 par			276,029
McDonald's Corporation	8.88%, due 4/1/2011, $400,000 par			511,337
Meadwestvaco Corporation	6.85%, due 4/1/2012, $350,000 par			388,370
Mellon Funding Corporation	7.5%, due 6/15/2005, $600,000 par			673,549
Merrill Lynch & Company	Flt %, due 5/22/2006, $450,000 par			447,147
Minnesota Life Insurance	(144a) 8.25%, due 9/15/2025, $500,000 par			583,932
Monumental Global Funding	(144a) 6.05%, due 1/19/2006, $550,000 par			598,235
Morgan Stanley Dean Witter	6.75%, due 4/15/2011, $750,000 par			833,452
NCR Corporation	7.13%, due 6/15/2009, $400,000 par			420,500
NTC Capital 1	Flt %, due 1/15/2027, $600,000 par			540,288
Northwest Airlines Trust	8.26%, due 3/10/2006, $385,600 par			347,040
National City Bank	6.2%, due 12/15/2011, $295,000 par			326,624
National City Bank	7.25%, due 7/15/2010, $300,000 par			349,918
Nationslink Funding Corp.	1999-AL A1V Flt %, due 9/10/2007, $812,045 par			813,969
Nationslink Funding Corp.	1999-SL D 7.559%, due 10/10/2010, $312,698 par			340,650
Nationwide Financial Services	5.9%, due 7/1/2012, $300,000 par			305,887
Newell Rubbermaid Incorporated	4.63%, due 12/15/2009, $350,000 par			357,041
Niagra Mohawk Power	7.63%, due 10/1/2005, $378,049 par			418,882
Ocean Energy Incorporated	Series B 8.25%, due 7/1/2018, $525,000 par			622,184
Oracle Corporation	6.72%, due 2/15/2004, $500,000 par			522,794
PNC Bank NA	7.88%, due 4/15/2005, $830,000 par			914,755
Pacific Mutual Life	(144a) 7.9%, due 12/30/2023, $700,000 par			780,500
Pall Corporation	(144a) 6% due, 8/1/2012, $300,000 par			320,701
Pass-Through Amort CC Trust	2002-1A A2FL (144a) Flt %, due 5/17/2005, $374,091 par			373,156
Phelps Dodge Corporation	6.38%, due 11/1/2004, $250,000 par			253,467
Banco Popular Incorporated	Flt %, due 10/15/2003, $400,000 par			402,985
Praxair Incorporated	6.5%, due 3/1/2008, $440,000 par			495,974
Principal Residential Mtg Cap	2001-1 A2(144a) Flt %, due 12/20/2006, $500,000 par			498,755
Protective Life US Funding	(144a) 5.88%, due 8/15/2006, $500,000 par			540,301
Prudential Home Mtg Securities	1993-57 A9 6.5%, due 8/25/2023, $665,288 par			681,302
RPM Incorporated	7%, due 6/15/2005, $450,000 par			475,572



WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
ING Groep NV	8%, due 10/30/2006, $930,000 par			$ 1,062,852
Reliant Energy Incorporated	8.13%, due 7/18/2005, $250,000 par			230,397
Dollar Thrifty Rent A Car	1997-1 A2 144A 6.45%, due 5/25/2003, $444,444 par			450,453
Republic Bancorp	6.95%, due 1/15/2003, $500,000 par			500,372
Residential Funding Mtg Sec II	2002-HI3 A6 Incomplete 5.98%, due 2/25/2011, $1,000,000 par			1,041,480
Salomon Smith Barney Holdings	5.88%, due 3/15/2006, $350,000 par			378,203
Saxon Asset Securities Trust	1999-2 AF6 6.415%, due 3/25/2014, $849,417 par			896,517
Smith International	144A Flt %, due 10/15/2003, $450,000 par			450,510
Sprint Capital Corporation	6.9%, due 5/1/2019, $600,000 par			492,000
Suntrust Cap III	Flt %, due 3/15/2028, $600,000 par			534,780
Sysco Corporation	7%, due 5/1/2006, $650,000 par			734,628
Target Corporation	7.5%, due 8/15/2010, $300,000 par			356,128
Thomson Corporation	6.2%, due 1/5/2012, $700,000 par			764,189
Time Warner Incorporated	7.57%, due 2/1/2024, $500,000 par			501,634
Transocean Sedco Forex	6.75%, due 4/15/2005, $660,000 par			713,138
Unilever Capital Corporation	5.9%, due 11/15/2032, $300,000 par			306,880
United Air Lines	2001-1 C, 6.831%, due 9/1/2008, $250,000 par			87,500
Qwest Corporation	5.63%, due 11/15/2008, $400,000 par			340,000
Unitrin Incorporated	5.75%, due 7/1/2007, $450,000 par			472,528
Viacom Incorporated	7.7%, due 7/30/2010, $600,000 par			712,827
Visteon Corporation	7.95%, due 8/1/2005, $350,000 par			371,035
Washington Mutual Bank	6.88%, due 6/15/2011, $750,000 par			840,961
Weyerhaeuser Company	6.13%, due 3/15/2007, $500,000 par			535,294
Whitman Corporation	6.38%, due 5/1/2009, $425,000 par			459,643
World Omni Auto Lease	2001-AX B (144a), Flt %, due 11/20/2004, $650, 000 par			644,586
Total securities				183,223,249
Accrued interest receivable				4,491,829
Payable for investment securities purchased				(9,397,944)
Cash				20,827
Contract value liquidity agreement				(12,919,199)
Total contract value				165,418,762

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
Rabobank Nederland	Managed, variable rate, due 10/31/2006 (contract value: $79,670,278)		(1)	
Wells Fargo Bank, N.A.	Fixed Income Fund A	3,352,308		$ 48,474,376
Wells Fargo Bank, N.A.	Fixed Income Fund E	2,586,653		34,961,200
Accrued interest receivable				4,066,623
Contract value liquidity agreement				(7,831,921)
Total contract value				79,670,278
AIG Financial Products:	WTBA Coll, variable rate, due 3/27/2005 (contract value: $105,043,872)		(1)	
Wells Fargo STIF Fund	Money market fund	103,658,130		103,658,130
FNMA	FNCI 5.0 1/21/03, 5%, due 1/1/2018, $100,000,000 par			102,406,200
FNMA	FNCI 5.0 1/14/03 100.586, Jan 100.586, call option, $(50,000,000) par			(851,550)
Total securities				205,212,780
Accrued interest receivable				2,428,802
Payable for securities purchased				(100,863,715)
Contract value liquidity agreement				(1,733,995)
Total contract value				105,043,872
Caisse Des Depots	6.70%, due 6/25/2005 (contract value: $10,012,444)		(1)	
Caisse Des Depots	6.79%, due 7/15/2004 (contract value: $10,141,377)		(1)	
Caisse Des Depots:	6.85%, due 8/15/2004 (contract value: $10,085,681)		(1)	
The Bank of New York Cash Reserve Fund	$2.701 par			2,701
Nationslink Funding Corp	Series 1999-SL CL 46, 6.608%, $4,405,821 par			4,764,112
Federal Natl Mtg Assn Gtd	Remic Pass Thru Tr, Preassign, 00715, 1.856%, $3,712,862 par			3,713,832
Diversified REIT Tr	1999-1 NT CTF CL A-1 var rate 144A, 6.78%, $10,113,000 par			10,628,156
Morgan JP Coml Mtg Fin Corp	Mtg Pass Thru CTF 1999-PLSI CL 144A A-2, 0%, $10,345,000 par			11,962,999
Federal Home Loan Mtg Corp	Multiclass Mtg Partn Ctfs Gtd Preassign 00712, 1.937%, $1,466,026 par			1,445,687
Total securities				32,517,487
Accrued interest receivable				291,670
Contract value liquidity agreement				(2,569,655)
Total contract value				30,239,502

WELLS FARGO & COMPANY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturing value	Units/shares	Cost	Current value
	Monumental Life:	Managed, variable rate, due 9/30/2006 (contract value: $82,927,058)		(1)	
	Wells Fargo Bank, N.A.	Fixed Income Fund A	6,049,788		$ 87,479,934
	Accrued interest receivable				6,075,255
	Contract value liquidity agreement				(10,628,131)
	Total contract value				82,927,058
	Total underlying securities of security-backed contracts				879,861,341
	Cash				20,827
	Total accrued interest receivable				34,002,828
	Receivable for securities sold				238,443
	Payable for investment securities purchased				(110,261,659)
	Total contract value liquidity agreements				(60,029,814)
	Pending trades				812,800
	Total security-backed contracts				744,644,766
	Hartford Life	Pooled Separate Account	654,272	(1)	866,625
	Wells Fargo Stable Return Fund for EBT	Common collective fund	4,564,876	(1)	155,785,524
	Total Stable Value Fund				1,062,354,756
*	Wells Fargo Stock Fund:				
	Short-term investments	Money Market Fund	4,247,955	(1)	4,247,955
	Wells Fargo & Co. common stock	Common Stock Fund	33,743,003	(1)	1,581,534,551
					1,585,782,506
*	Wells Fargo – ESOP	Common Stock Fund	28,329,205	776,872,981	1,327,789,838
*	Wells Fargo – ESOP	Convertible Preferred Stock	218,057	233,017,213	264,187,042
*	Wells Fargo – ESOP	Money Market Fund	728,783	728,783	728,783
					$ 6,656,880,618

* Represents a party-in-interest

(1) Cost information not required as investments are participant directed

See accompanying independent auditors' report.

Exhibit 23

Consent of Independent Auditors

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-79777) on Form S-8 of Wells Fargo & Company of our report dated June 26, 2003 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of Wells Fargo & Company 401(k) Plan.

KPMG LLP

San Francisco, California
June 26, 2003

Exhibit 99(a)

Certification of Periodic Financial Report
By Chief Executive Officer Pursuant to 18 U.S.C. §1350

I, Patricia R. Callahan, in my capacity as "chief executive officer" of the Wells Fargo & Company 401(k) Plan (the "Plan"), certify that:

(1) the Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report") of the Plan fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Patricia R. Callahan
(As "chief executive officer" of the Plan)

A signed original of this written statement has been provided to Wells Fargo & Company (the "Company"), as administrator of the Wells Fargo & Company 401(k) Plan, and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99(b)

Certification of Periodic Financial Report
By Chief Financial Officer Pursuant to 18 U.S.C. §1350

I, Hope Adams Hardison, in my capacity as "chief financial officer" of the Wells Fargo & Company 401(k) Plan (the "Plan"), certify that:

(3) the Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report") of the Plan fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Hope Adams Hardison
(As "chief financial officer" of the Plan)

A signed original of this written statement has been provided to Wells Fargo & Company (the "Company"), as administrator of the Wells Fargo & Company 401(k) Plan, and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.